

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2010

Via U.S. Mail

Ms. Angeliki Frangou, Chief Executive Officer
Navios Maritime Partners L.P.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Partners L.P.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-33811**

Dear Ms. Frangou:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2009

Financial Statements, page F-1
Consolidated Statements of Income, page F-4
Notes to the Consolidated Financial Statements, page F-7
Note 19 - Cash Distributions and Earnings per Unit, page F-29

1. We note the company's calculations of earnings per unit for each of the common units, general partner units, and the subordinated units. As the computations are based on net income per the consolidated statements of income, we are unclear as to how the provisions of ASC 260-10-55-107 have been implemented. This guidance requires that net earnings be reduced by the amount of available cash to be distributed to each of the unit holders in arriving at earnings per unit so that the company presents EPU for distributed earnings and undistributed earnings. Please revise future filings to include such disclosures and provide us with the relevant disclosures for the year ended December 31, 2009. Your response should clearly explain how the amounts of cash to be distributed to each class of unit holders was determined as well as providing supporting calculations for each EPU presented. We may have further comment upon receipt of your response.

Note 1 – Description of the Business, page F-7

2. We note the issuance of 1,000,000 subordinated Series A units to Navios Holdings during 2009 as consideration for the cancellation of the purchase option on the Navios Bonavis. We further note from page F-6 that such units were valued at approximately $6 per unit. Please tell us, and revise future filings to disclose, how the fair value of the subordinated Series A units were determined at the issuance date given that the unit price of the company's outstanding common units were $10.09 on June 9, 2009. If the subordinated Series A units were valued lower than the common units because of their inability to receive distributions for the first three years following their issuance, please explain in further detail how this factor was considered in determining the value of the subordinated units. We may have further comment upon receipt of your response.

Note 6 - Vessels and Other Assets, page F-20

3. We note from the disclosures included in Note 6, that Navios Partners purchased a number of vessels from Navios Holdings and its subsidiaries during 2008 and 2009. Please tell us and explain in the notes to the company's financial statements how the purchase prices for the vessels acquired in each of these transactions was determined and indicate whether the price paid was equal to fair value of the vessels acquired at the dates of the transactions. If not, please explain how Navios Partners accounted for any difference between the fair value and the purchase price for the vessels in its financial statements.

4. Also, we note that in connection with the acquisition of the vessel Fantastiks during 2008, the company transferred the remaining carrying amounts of the favorable lease and favorable purchase option amounting to $53,022 to vessel cost which will be depreciated over the remaining useful life of the vessel. While we understand why the favorable purchase option would be reflected as part of the vessel cost, we are unclear as to why the favorable lease has been accounted for as part of the cost of the vessel. Please tell us and explain in the notes to the company's financial statements in future filings the basis or rationale for reflecting the favorable lease as part of the vessel's cost. Also, if the company continues to have a favorable lease following the vessel acquisition, please explain why the company believes it is appropriate to extend the amortization period for the favorable lease by reclassifying the favorable lease asset to vessel cost. Your response should clearly explain the relevant technical accounting literature that supports the treatment used. We may have further comment upon receipt of your response.

Note 7 - Intangible Assets Other than Goodwill, page F-21

5. We note the disclosure in Note 7 indicating that Navios Partners purchased the rights to the Navios Sagittarius from Navios Holdings on June 10, 2009 for $34,600. We also note that in connection with this transaction, Navios Partners recognized intangible assets consisting of a favorable purchase option, favorable lease terms, and a backlog asset. Please explain how the purchase price paid for these intangible assets was determined and explain how it compared to the fair values of the rights acquired. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief